August 19, 2003



Mr. Arthur J. Dolan
Deloitte & Touche, LLP
1010 Grand Avenue, Suite 400
Kansas City, MO  64106

RE:  The Vantagepoint Funds (Registrant)
         SEC File No. 811-0894

Dear Mr. Dolan,

In accordance with the requirements of Item 304 of Regulation S-K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following disclosures to be made in the Registrants' reports on Form N-SAR for the period ended June 30, 2003:

Item 77K Change in Registrant's certifying accountant

For the fiscal years ended December 31, 2001 and 2002, Deloitte & Touche, LLP ("D&T") served as independent public accountant for the Registrant, and on March 13, 2003 was again appointed to serve in that capacity for the fiscal year ended December 31, 2003. During June and July 2003, the Registrant's Audit Committee reviewed audit services and pricing, and solicited proposals from a number of accounting firms, including D&T, to serve as the Registrant's independent public accountant. By letter dated July 28, 2003, before a final decision had been made by the Registrant's Audit Committee or its Board of Directors with respect to these proposals, D&T resigned as the Registrant's independent public accountant. On August 14, 2003, the Audit Committee of the Board of Directors of the Registrant approved, and decided to recommend to the Registrant's Board of Directors, the appointment of PricewaterhouseCoopers LLP ("PwC") as the Registrant's independent public accountant. The Registrant's Board of Directors is expected to consider this recommendation at a meeting scheduled for September 11, 2003. The resignation of D&T did not result from any dispute between the Registrant and D&T, and D&T's reports for the last two fiscal years did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two fiscal years ended December 31, 2002, and during the period prior to D&T's resignation, there was no disagreement between

D&T and the Registrant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and there were no events reportable under Item 304(a) (1) (v) of Regulation S-K.

A copy of your letter will be filed with the Securities and Exchange Commission, along with this letter, as an exhibit to the Registrant's Form N-SAR for the period ended June 30, 2003 (in accordance with Sub-Item 77k of Form N-SAR.)

Sincerely,



John Bennett, Acting Treasurer
     for the Vantagepoint Funds

Mr. Arthur J. Dolan